UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                Artemis International Solutions Corporation f/n/a
                               Opus360 Corporation

        ----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68400F109
                                 (CUSIP Number)

  Pekka Pere with copies to:

        Proha Plc                              Petri Y.J. Haussila, Esq.
    Maapallonkuja 1 A                               White & Case LLP
     FIN-02210 Espoo                                 Etelaranta 14
         Finland                                   FIN-00130 Helsinki
   011-358-20-4362-000                                  Finland
                                                 011-358-9-228-228-641

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2001
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 68400F109
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Proha Plc                       I.R.S. IDENTIFICATION NO. ___________

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              199,426,560
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            199,426,560
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         199,426,560
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         80%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

                                 SCHEDULE 13D/A

                               OPUS360 CORPORATION

          This Amendment No. 2 amends and supplements the Schedule 13D filed on April 23, 2001 (the "Statement") by Proha Plc, a public company listed on the Helsinki Stock Exchange and incorporated under the laws of Finland ("Proha"), as amended by Amendment No. 1 thereto filed on August 1, 2001, in relation to the common stock, par value $0.001 per share (the "Common Stock"), of Artemis International Solutions Corporation f/n/a Opus360 Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Statement.

Item 4. Purpose of the Transaction

          The prior responses to this item set forth in the Statement are deleted in their entirety and replaced by the following:

          "(a) - (j) On April 11, 2001, Proha and the Issuer entered into a Share Exchange Agreement (the "April Share Exchange Agreement"), which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K by the Issuer with the Securities and Exchange Commission (the "SEC") on April 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference, as amended by the First Amendment to the Share Exchange Agreement, dated July 10, 2001 (the "First Amendment", and together with the April Share Exchange Agreement, the "Share Exchange Agreement"), which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K with the SEC on July 12, 2001 (SEC file number 000-29793) and is incorporated herein by reference. Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein, the Issuer issued to Proha 73,938,702 shares of Common Stock (the "First Tranche") on July 31, 2001 (the "First Closing Date") which represented approximately 37.1% of the total number of shares of Common Stock the Issuer is obligated to issue to Proha under the Share Exchange Agreement. In consideration for the issuance of the First Tranche on the First Closing Date, Proha assigned, transferred and delivered to the Issuer, and the Issuer accepted delivery at the First Closing (as defined below) of all of the issued and outstanding shares of Artemis Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Proha (the "Artemis Shares"). The consummation of such transactions are collectively referred to herein as the "First Closing". Pursuant to the Share Exchange Agreement and subject to the terms and conditions set forth therein, the Issuer issued to Proha 125,487,858 shares of Common Stock (the "Second Tranche") on November 20, 2001 (the "Second Closing Date") which, together with the First Tranche, represents 100% of the total number of shares of Common Stock the Issuer is obligated to issue to Proha under the Share Exchange Agreement. The Second Tranche is equal to (x) 80% of the Common Stock on a fully-diluted basis as of the First Closing Date, less (y) the sum of the First Tranche and any other shares of Common Stock issued to Proha prior to the Second Closing Date. In consideration for the issuance of the Second Tranche on the Second Closing Date, Proha assigned, transferred and delivered to the Issuer, and the Issuer took delivery at the Second Closing (as defined below), of (i) a number of shares of Intellisoft Oy, a Finnish corporation and a wholly-owned subsidiary of

Proha, equal to 19.9% of the issued and outstanding shares of Intellisoft Oy on a fully-diluted basis (the "Intellisoft Shares"), and (ii) a number of shares of Accountor Oy, a Finnish corporation and a wholly-owned subsidiary of Proha, representing 19.9% of the issued and outstanding shares of Accountor Oy on a fully-diluted basis (the "Accountor Shares", and together with the Artemis Shares and the Intellisoft Shares, the "Exchanged Shares"). The consummation of such transactions is collectively referred to herein as the "Second Closing".

          As of July 31, 2001, in accordance with the Share Exchange Agreement, the composition of the Board of Directors of the Issuer was changed to consist of 8 members, 5 of which are nominees of Proha. Pursuant to the Share Exchange Agreement, the Issuer's Board of Directors is adjusted as follows: so long as Proha, or any Proha successor, beneficially owns at least (i) 50% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 5 nominees of Proha, (ii) 33.33% but less than 50% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 4 nominees of Proha, and (iii) 10% but less than 33.33% of the aggregate issued and outstanding shares of Common Stock, the Issuer's Board of Directors shall include 3 nominees of Proha.

          The Share Exchange Agreement requires Proha to exercise its purchase option within 90 days after January 1, 2002 to acquire the remaining and outstanding shares of Artemis International GmbH, a subsidiary of Artemis Acquisition Corporation, pursuant to a Share Option Agreement, dated December 4, 2000, by and between Proha and Holger Blumenthal and David Thomson. Proha shall transfer such shares to the Issuer at no additional consideration.

          Ari Horowitz (the "Stockholder") entered into a Voting Agreement on April 11, 2001 (the "Stockholder Voting Agreement") with Proha whereby the Stockholder agreed to, among other things, vote the Stockholder's shares of Common Stock in favor of the transactions contemplated by the Share Exchange Agreement at a meeting of the Issuer's stockholders called for the purpose of securing approval of the transactions contemplated by the Share Exchange Agreement by the Issuer's stockholders, including the amendment and restatement of the Issuer's certificate of incorporation to increase the Issuer's authorized Common Stock in order to permit the issuance of the Second Tranche (the "Stockholder Approval"). In furtherance of the foregoing, the Stockholder had granted an irrevocable proxy to Proha (the "Proha Irrevocable Proxy") to vote the Stockholder's shares of Common Stock as described above. The Proha Irrevocable Proxy was granted only to secure the performance of the duties of the Stockholder pursuant to the Stockholder Voting Agreement. Proha voted all of the shares of Common Stock subject to the Proha Irrevocable Proxy in favor of the Stockholder Approval at the November 20, 2001 stockholders meeting. All obligations under the Stockholder Voting Agreement, except with respect to liability for prior breaches thereof, have been satisfied. The Stockholder Voting Agreement is filed as Exhibit 10.1 hereto.

          At the First Closing, Proha entered into a Voting Agreement dated July 31, 2001 (the "Proha Voting Agreement") with the Stockholder, the form of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the "SEC") on July 12, 2001 (SEC file number 000-29793), whereby the

Stockholder agreed to, among other things, vote the shares of Common Stock owned by Proha for the purpose of effecting the Stockholder Approval. In furtherance of the foregoing, Proha has granted to the Stockholder an irrevocable proxy (the "Stockholder Irrevocable Proxy") to vote the shares of Common Stock owned by Proha as described above. The Stockholder Irrevocable Proxy is granted only to secure the performance of the duties of Proha pursuant to the Proha Voting Agreement. The Stockholder voted all of the shares of Common Stock subject to the Proha Irrevocable Proxy in favor of the Stockholder Approval at the November 20, 2001 stockholder meeting. All obligations under the Proha Voting Agreement, except with respect to liability for prior breaches thereof, have been satisfied.

          Proha and the Issuer entered into a Registration Rights Agreement at the First Closing (the "Registration Rights Agreement"). The Registration Rights Agreement grants to Proha and its assignees (the "Holders") the right to require the Issuer to register for offer and sale under the Securities Act of 1933 all or a portion of the shares of Common Stock acquired by Proha under the Share Exchange Agreement or other securities of the Issuer subsequently acquired by Proha (collectively, the "Registerable Securities"). In addition, a majority of Holders may request that the Issuer effect a shelf registration on Form S-3, if eligible, covering all or a portion of the Registerable Securities then outstanding. The Holders also have the right, subject to certain limitations, to request the Issuer include their respective Registerable Securities in a registration undertaken by the Issuer for its own behalf or on behalf of any of its other stockholders. All requests for registrations are subject to customary terms and conditions. The Issuer has agreed to pay all registration expenses incurred by it in connection with the exercise of registration rights by the Holders. The Registration Rights Agreement is filed as Exhibit 10.2 hereto.

          The description of each of the agreements herein are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits hereto or are incorporated by reference from other filings of the Issuer with the SEC.

          Other than as described herein, Proha nor, to the best if their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans)."

Item 5. Interest in Securities of the Issuer

          The prior responses to this item set forth in the Statement are deleted in their entirety and replaced by the following:

          "(a) Proha's beneficial ownership of (i) 73,938,702 shares of Common Stock, as a result of its acquisition of Common Stock at the First Closing pursuant to the Share Exchange Agreement, and (ii) 125,487,858 shares of Common Stock, as a result of its acquisition, of Common Stock at the Second Closing pursuant to the Share Exchange Agreement constitute beneficial ownership of 80% of the total number of shares of outstanding Common Stock as of November 20, 2001 (based on the Issuer's representations made pursuant to the Share Exchange Agreement).

          (b) In respect of the shares of Common Stock acquired at the First Closing and Second Closing pursuant to the Share Exchange Agreement, Proha has sole power to vote or to direct to vote and sole power to dispose or to direct the disposition of 199,426,650 shares of Common Stock, which represent 80% of the shares of issued and outstanding Common Stock as of November 20, 2001 (based on the Issuer's representations made pursuant to the Share Exchange Agreement).

          (c) Except as described herein, neither Proha nor, to the best of Proha's knowledge, any of the persons referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock since April 23, 2001.

          (d) Not applicable.

          (e) Not applicable."

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2001




                                    PROHA PLC



                                               By:  /s/ Pekka Pere
                                                  ------------------------------
                                                  Name: Pekka Pere
                                                  Title: Chief Executive Officer